UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 30, 2019
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
On October 30, 2019, the Credit Suisse Financial Report 3Q19 was published. A copy of the Financial Report is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibits hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), (a) the sections of the attached Financial Report entitled “Investor information” and “Financial calendar and contacts” shall not be incorporated by reference into, or be deemed “filed”, with respect to any such Registration Statements, (b) the information under “Group and Bank differences” and “Selected financial data – Bank” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856) and (c) the section of the attached Financial Report entitled “II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Bank regulatory disclosures” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856).
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and file quarterly reports, including unaudited interim financial information, and furnish or file other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the direct bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Group and the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2018 (Credit Suisse 2018 20-F) filed with the SEC on March 22, 2019, the Group’s financial report for the first quarter of 2019 (Credit Suisse Financial Report 1Q19), filed with the SEC on Form 6-K on May 3, 2019, the Group’s financial report for the second quarter of 2019 (Credit Suisse Financial Report 2Q19), filed with the SEC on Form 6-K on July 31, 2019, and the Group’s financial report for the third quarter of 2019 (Credit Suisse Financial Report 3Q19), filed with the SEC as Exhibit 99.1 hereto.
This report filed on Form 6-K also contains certain information about Credit Suisse AG (Bank) relating to its results as of and for the three and nine months ended September 30, 2019. Credit Suisse AG, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. Credit Suisse AG’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2018 20-F, subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC, the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Group and Bank differences
The business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and, until December 31, 2018, the Strategic Resolution Unit segments. Certain Corporate Center activities of the Group, such as hedging activities relating to share-based compensation awards, are not applicable to the Bank. Certain other assets, liabilities and results of operations, primarily relating to Credit Suisse Services AG (our Swiss service company) and its subsidiary, are managed as part of the activities of the Group’s segments. However, they are legally owned by the Group and are not part of the Bank’s consolidated financial statements.
For further information on the differences between the Group and the Bank, refer to “Note 34 – Subsidiary guarantee information” in III –Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 3Q19.
Comparison of consolidated statements of operations
	Bank		Group		Bank		Group
in	3Q19	3Q18	3Q19	3Q18	9M19	9M18	9M19	9M18
Statements of operations (CHF million)
Net revenues	5,369	4,881	5,326	4,888	16,480	16,077	16,294	16,119
Total operating expenses	4,262	4,263	4,112	4,152	13,006	13,451	12,610	13,156
Income before taxes	1,035	553	1,142	671	3,296	2,440	3,506	2,777
Net income	808	293	886	410	2,368	1,551	2,572	1,756
Net income attributable to shareholders	800	305	881	424	2,353	1,554	2,567	1,765
Comparison of consolidated balance sheets
	Bank		Group
end of	3Q19	4Q18	3Q19	4Q18
Balance sheet statistics (CHF million)
Total assets	798,621	772,069	795,920	768,916
Total liabilities	750,797	726,075	750,616	724,897
Capitalization and indebtedness
	Bank		Group
end of	3Q19	4Q18	3Q19	4Q18
Capitalization and indebtedness (CHF million)
Due to banks	20,069	15,220	20,075	15,220
Customer deposits	376,199	365,263	374,872	363,925
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	24,032	24,623	23,924	24,623
Long-term debt	158,161	153,433	159,115	154,308
Other liabilities	172,336	167,536	172,630	166,821
Total liabilities	750,797	726,075	750,616	724,897
Total equity	47,824	45,994	45,304	44,019
Total capitalization and indebtedness	798,621	772,069	795,920	768,916

BIS capital metrics
	Bank		Group
end of	3Q19	4Q18	3Q19	4Q18
Capital and risk-weighted assets (CHF million)
CET1 capital	41,989	38,915	37,384	35,824
Tier 1 capital	54,514	48,231	50,865	46,040
Total eligible capital	57,893	52,431	54,244	50,239
Risk-weighted assets	305,429	286,081	302,121	284,582
Capital ratios (%)
CET1 ratio	13.7	13.6	12.4	12.6
Tier 1 ratio	17.8	16.9	16.8	16.2
Total capital ratio	19.0	18.3	18.0	17.7
Selected financial data – Bank
Condensed consolidated statements of operations
in	3Q19	3Q18	% change	9M19	9M18	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	5,328	4,561	17	15,804	14,107	12
Interest expense	(3,541)	(3,110)	14	(10,462)	(9,413)	11
Net interest income	1,787	1,451	23	5,342	4,694	14
Commissions and fees	2,754	2,784	(1)	8,237	8,910	(8)
Trading revenues	128	363	(65)	1,215	1,411	(14)
Other revenues	700	283	147	1,686	1,062	59
Net revenues	5,369	4,881	10	16,480	16,077	3
Provision for credit losses	72	65	11	178	186	(4)
Compensation and benefits	2,154	2,204	(2)	6,763	6,905	(2)
General and administrative expenses	1,783	1,613	11	5,291	5,171	2
Commission expenses	325	286	14	952	958	(1)
Restructuring expenses	–	160	–	–	417	–
Total other operating expenses	2,108	2,059	2	6,243	6,546	(5)
Total operating expenses	4,262	4,263	0	13,006	13,451	(3)
Income before taxes	1,035	553	87	3,296	2,440	35
Income tax expense	227	260	(13)	928	889	4
Net income	808	293	176	2,368	1,551	53
Net income/(loss) attributable to noncontrolling interests	8	(12)	–	15	(3)	–
Net income attributable to shareholders	800	305	162	2,353	1,554	51

Selected financial data – Bank (continued)
Condensed consolidated balance sheets
end of	3Q19	4Q18	% change
Assets (CHF million)
Cash and due from banks	94,983	99,314	(4)
Interest-bearing deposits with banks	709	1,074	(34)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	112,724	117,095	(4)
Securities received as collateral	38,677	41,696	(7)
Trading assets	157,870	133,859	18
Investment securities	998	1,477	(32)
Other investments	5,325	4,824	10
Net loans	305,408	292,875	4
Goodwill	4,046	4,056	0
Other intangible assets	219	219	0
Brokerage receivables	39,284	38,907	1
Other assets	38,378	36,673	5
Total assets	798,621	772,069	3
Liabilities and equity (CHF million)
Due to banks	20,069	15,220	32
Customer deposits	376,199	365,263	3
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	24,032	24,623	(2)
Obligation to return securities received as collateral	38,677	41,696	(7)
Trading liabilities	43,869	42,171	4
Short-term borrowings	26,649	22,419	19
Long-term debt	158,161	153,433	3
Brokerage payables	33,545	30,923	8
Other liabilities	29,596	30,327	(2)
Total liabilities	750,797	726,075	3
Total shareholder's equity	47,058	45,296	4
Noncontrolling interests	766	698	10
Total equity	47,824	45,994	4

Total liabilities and equity	798,621	772,069	3
BIS statistics (Basel III)
end of	3Q19	4Q18	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	41,989	38,915	8
Tier 1 capital	54,514	48,231	13
Total eligible capital	57,893	52,431	10
Capital ratios (%)
CET1 ratio	13.7	13.6	–
Tier 1 ratio	17.8	16.9	–
Total capital ratio	19.0	18.3	–

Exhibits
No. Description
23.1 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm (Credit Suisse Group AG)
99.1 Credit Suisse Financial Report 3Q19

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)
Date: October 30, 2019
By:
/s/ Tidjane Thiam                                 /s/ David R. Mathers
      Tidjane Thiam                                       David R. Mathers
      Chief Executive Officer                          Chief Financial Officer